On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, NY 10018

September 17, 2018
VIA EDGAR AND BY U.S. POSTAL SERVICE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pamela Long
Assistant Director, Office of Financial Services

Re:	On Deck Capital, Inc. Request to Withdraw
Registration Statement on Form S-3
Filed March 17, 2017
Reg. No. 333-216800
Ladies and Gentlemen:
On Deck Capital, Inc. (the “Registrant”) hereby respectfully requests in accordance with Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (Reg. No. 333-216800) initially filed with the Commission on March 17, 2017, together with all exhibits (collectively, the “Registration Statement”) effective as of the date of this letter or as soon as practicable thereafter.
The Registration Statement has not been declared effective and the Company hereby confirms that no securities have been or will be offered or sold pursuant to the Registration Statement. The Company has determined not to pursue the registration of securities of the Company pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.
The Registrant understands pursuant to Rule 477(b) that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.
The Registrant requests pursuant to Rule 457(p) that the full registration fee paid to the Commission in connection with the filing of the Registration Statement be credited for use against the filing fees for a subsequent registration statement or registration statements.
Please contact the undersigned at (646) 668-3561 or Damien Weiss of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Registrant, at (650) 493-9300 if you require anything further.
Very truly yours,
/s/ Robert Zuccaro
Robert Zuccaro
Deputy General Counsel